Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	September 27, 2013	September 28, 2012
	(In millions, except ratios)
Earnings:
Income from continuing operations	$127.4	$128.3
Plus: Income taxes	60.4	59.3
Fixed charges	25.5	29.4
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	(0.2)	—
Undistributed earnings in equity investments	—	—

	$213.1	$217.0

Fixed Charges:
Interest expense	$23.7	$27.9
Plus: Interest capitalized during the period	0.2	—
Interest portion of rental expense	1.6	1.5

	$25.5	$29.4

Ratio of Earnings to Fixed Charges	8.36	7.38